Exhibit 99.1

CORDOVACANN PROVIDES UPDATE ON THE CLOSING OF OREGON-BASED CANNABIS-RELATED ASSETS AND THE LAUNCH OF RETAIL DISPENSARY BUSINESS

TORONTO, ONTARIO, June 7, 2019 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, announced today that the Company has established a targeted closing date of June 18, 2019 for Cordova to purchase the remaining membership interest in Cordova OR Operations, LLC (“Cordova OR”) that has title to 6 acres of real estate in Clackamas Country, Oregon as well as other equipment and assets utilized in connection to a licensed cultivation facility on the premises. Upon closing of the transaction, the Company will own a 100% membership interest in Cordova OR. The Company has also secured a Recreational Retail License issued by the Oregon Liquor Control Commission (the “OLCC”) for a retail dispensary in the city of Portland, Oregon.

Further to the Company’s release on April 6, 2018, the Company and the vendor of the remaining membership interest in Cordova OR have established June 18, 2019 as the closing date to complete the acquisition of the now remaining 58% membership interest in Cordova OR for a final purchase payment of $845,000 United States Dollars (USD). Upon closing of the transaction, the Company will own a 100% membership interest in Cordova OR and full and clear title to the real estate, equipment and other assets utilized on the premises. Over the past year, Cordova has invested over $1.4 million USD in Cordova OR to advance the cultivation facility’s operations which will include 10,000 sq. ft. of indoor cultivation canopy upon completion of the expansion project. Furthermore, Cordova is also in the final stages of adding a 14,000 sq. ft. processing and extraction facility to the premises, which is expected to substantially increase the cash flow generation of its Oregon operations.

Cordova has also agreed to purchase a Portland-based retail dispensary business that operates under a Recreational Retail License issued by the OLCC. Subject to all necessary approvals including the approval of the OLCC, the Company would acquire the retail dispensary business and Recreational Retail License for a total purchase price of $326,665 USD. Additionally, the Company would takeover the existing lease rights and other related tangible and intangible assets of the business. Cordova plans to open the retail dispensary in the coming months under its proprietary Cannabilt brand which will sell both first-party and third-party brands at the retail location.

Mr. Taz Turner, Chairman and CEO of Cordova, commented, “The Company has made considerable progress in Oregon since announcing the transaction. The Oregon cultivation facility has been expanded significantly and we are excited to also add a retail dispensary in Portland, which is expected to enhance growth and profitability for Cordova in that market.”

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or occur. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this press release. For further information regarding risks and uncertainties associated with the Company's business, please refer to the risks and uncertainties detailed from time to time in the Company's EDGAR and SEDAR filings.

Company Contact:

Taz Turner
Chief Executive Officer
taz@cordovacann.com
(917) 843-2169